Exhibit 99.7

Cable & Wireless PLC
17 February 2005

Cable and Wireless plc announces that on 17 February 2005, it purchased 1,000,000 ordinary shares from Hoare Govett's affiliate, ABN AMRO Bank N.V., London Branch, at a price of 130.51p per ordinary share and now holds a total of 30,800,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,362,253,043.

Enquiries:

Cable and Wireless

Investor Relations :

Louise Breen – Director, Investor Relations Tel: +44 20 7315 4460

Craig Thornton – Manager, Investor Relations Tel: +44 20 7315 6225

Virginia Porter – VP, Investor Relations and Assoc. General Counsel Tel: 001 212 551 3563

Media :

Lesley Smith Director Corporate Affairs +44 20 7315 4410
Steve Double Head of Media Communications +44 20 7315 6759
Peter Eustace Group Manager, Media Relations +44 20 7315 4495
Rollo Head /Julius Duncan Finsbury +44 20 7251 3801